                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                                  POWERGEN PLC

     In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27291 (the "Order"), Powergen plc ("Powergen") hereby submits its report for the semiannual period ended December 31, 2001 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

-------------------

REPORTING REQUIREMENT NO. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by Powergen during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

SHARES ISSUANCES:

--------------------------------------------------------------------------------------------------------------------
                                           Market Price/Sale
    Date of                                 Price per share     No. of Ordinary        Proceeds          Proceeds
   Issuance          Details of Issue        (if different)      Shares Issued           (GBP)            (USD)*
--------------------------------------------------------------------------------------------------------------------
    Various      Aggregate allotments of         Various           1,726,991           6,856,739        9,979,298
                 Powergen plc Ordinary
                 Shares under the Staff
                 ShareSave Scheme
--------------------------------------------------------------------------------------------------------------------
    Various      Aggregate allotments of         Various             344,000           2,252,763        3,278,671
                 Powergen plc Ordinary
                 Shares under the
                 Executive Share Option
                 Scheme
--------------------------------------------------------------------------------------------------------------------
      --         Allotment of Powergen                --                  --                  --               --
                 plc Ordinary Shares under
                 Profit Sharing Share
                 Scheme
--------------------------------------------------------------------------------------------------------------------

* In this report, a conversion ratio of 1 GBP to 1.4554 USD has been used, the closing rate on December 31, 2001.

DEBT ISSUANCES:   None.

-------------------

REPORTING REQUIREMENT NO. 2: The amount of guarantees issued during the Reporting Period by Powergen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

----------------------------------------------------------------------------------------------------------------------------
    Date of                                                                                               Guaranteed Debt
  Issuance of     Name of        Name of            Amount of                                                outstanding
   Guaranty      Guarantor     Beneficiary          Guaranty             Purpose of Guaranty                as at 12/31/01
----------------------------------------------------------------------------------------------------------------------------
    Various      Powergen      Various           All transactions*   Guarantee of Powergen US Holdings'   Notional Amount
                 plc           counterparties                        obligations and liabilities          of Interest Rate
                                                                     relating to Treasury transactions,   swaps:  USD
                                                                     principally interest rate and        2,390 million.
                                                                     cross currency swaps executed
                                                                     under ISDA documentation.            Notional amount
                                                                                                          of currency swaps:
                                                                                                          USD 240million.
----------------------------------------------------------------------------------------------------------------------------
   10/11/01      Powergen      Banker's Trust as 1,200,000,000       Guarantee in favour of the           $    1,200,000,000
                 plc and       Trustee and       Global bond 4.5%    holders, trustee and paying agent
                 Powergen      paying agent      due 2004            of the Powergen US Funding LLC
                 US            under the                             bond.
                 Holdings      indenture, and
                 Limited       the holders of
                               the bonds
----------------------------------------------------------------------------------------------------------------------------
   12/03/01      Powergen      HSBC              Term & revolving    Guarantee of obligations of Powergen $      600,000,000
                 plc           Investment Bank   credit facility -   US Holdings Limited under the
                               plc as Agent and  $1,700,000,000.     revolving credit facility including
                               the other                             the Agent. HSBC Investment Bank plc.
                               financial                             and financial institutions party to
                               institutions                          the agreement.
                               party to the
                               agreement
----------------------------------------------------------------------------------------------------------------------------

Note: The new Guarantee issued for the US$1.7Bn term & revolving credit facility on December 3, 2001 replaces the previous guarantee of the revolving credit facility US$4Bn issued on February 27, 2000.

Guaranteed debt amounts at the end of the reporting period under the CP
Programme: US$ 776,600,000 (Previous US$ 1,134,880,000)

* Guarantees of amounts under the various existing ISDA agreements for obligations/liabilities relating to Treasury transactions (principally interest rate and cross currency swaps) have a net exposure as of December 31, 2001 of USD 54,949,821.88.

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REPORTING REQUIREMENT NO. 3: Powergen's aggregate investment, as defined under rule 53, in dollars and as a percentage of Powergen's consolidated retained earnings, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the reporting period and a description of EWG and FUCO investments made during the reporting period.

Response:

A. As of December 31, 2001, Powergen's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $1,799 million.

B. Powergen had $15 million more aggregate investment, as defined in Rule 53, in EWGs and FUCOs on December 31, 2001 as compared to the date of the Merger.

C. Powergen's additional aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 0.83% as of December 31, 2001.

D. During the Reporting Period, Powergen made the following investments in EWGs and FUCOs:

                        Transaction                                     Amount
Additional unconsolidated recourse debt at LG&E Power Monroe LLC     $21 million

Guaranty of Debt of Distribuidora de Gas del Centro S.A.             $19 million

                           TOTAL                                     $40 MILLION

Net aggregate investment in EWGs and FUCOs from the date
of the Merger to June 30, 2001                                      ($25 million)

     NET ADDITIONAL AGGREGATE INVESTMENT IN                          $15 MILLION
      EWGs AND FUCOs FROM THE DATE OF THE
           MERGER TO DECEMBER 31, 2001

Powergen had a $16 million increase in the U.S. Dollar equivalent of the L325 million investment in Powergen Group Holdings, which has been specifically excluded from the above responses, since it is solely due to foreign exchange.

-------------------

REPORTING REQUIREMENT NO. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by Powergen since the date of the Order, including any LG&E Energy acquisition debt.

Response:     Outstanding as of December 31, 2001

Issuer*                  Type of Security                                           GBP                     USD
-------                  ----------------                                           ---                     ---
Powergen                 Ordinary Shares, including options and                L 13,914,682         $    20,251,428
                         warrants

US Holdings              Ordinary Shares, including options and                         N/A                     N/A
                         warrants
                         Preferred Shares                                               N/A                     N/A
                         Short-Term Debt(1)                                             N/A         $            --
                         Long-Term Debt(1)                                              N/A         $   600,000,000

Powergen US Funding
                         Short-Term Debt(1)                                             N/A         $   776,600,000
                         Long-Term Debt(1)                                              N/A         $ 1,200,000,000

TOTAL SECURITIES                                                                                    $ 2,596,851,428
ISSUED AND OUTSTANDING

Powergen                 Guaranteed Debt Outstanding                                    N/A         $ 2,576,600,000

* Since the Aggregate Limitation of $6 billion applies to securities issued by both Powergen and US Holdings and the LG&E Energy acquisition debt was incurred by US Holdings, the above chart includes aggregate securities outstanding of Powergen and US Holdings. Also, since debt incurred by Powergen US Funding, a financing subsidiary of US Holdings, is included in the Aggregate Limitation, the above chart includes securities outstanding of Powergen US Funding. Guarantees are not included in the Aggregate Limitation.

(1)Guaranteed by Powergen

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-------------------
REPORTING REQUIREMENT NO. 5: A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

SHARE ISSUANCES: The following reflects transactions undertaken in July and October, 2001 in connection with the restructuring of the Intermediate
Companies:

------------------------------------------------------------------------------------------------------------------------
  Date of        Acquiring         Issuing            Description                                              Proceeds
  Issuance        Company          Company            of Security    Quantity       Par Value     Proceeds       (USD)
                                                                                                    (L)
------------- ----------------- ------------------ --------------- ------------ ----------------------------------------
  07/25/01    Powergen US       Powergen US        ordinary           10,000    $             1      n/a          10,000
              Investments Corp  Securities Ltd     shares
------------------------------------------------------------------------------------------------------------------------
  07/25/01    Powergen US       Powergen           Capital               n/a                n/a                5,000,000
              Investments       Holdings LLC-      contribution
              Corp^
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen US       Powergen US        "B" common             50    $          0.01                   10,000
              Securities Ltd    Holdings Corp-     stock*
------------------------------------------------------------------------------------------------------------------------
  07/25/01    Powergen US       Powergen US        "A" common          1,000    $          0.01                      100
              Securities Ltd    Holdings Corp**    stock
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen US       Powergen US        "B" common             50    $          0.01                   10,000
              Investments Corp  Holdings Corp**    stock
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen          Powergen US        "A" non-voting          1    $   576,107,037      n/a         833,333
              Holdings LLC      Securities Ltd
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen          Powergen US        "B" non-voting          1    $   624,446,957      n/a         833,333
              Holdings LLC      Securities Ltd
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen          Powergen US        "C" non-voting          1    $ 2,018,360,618      n/a       2,500,000
              Holdings LLC      Securities Ltd
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen          Powergen US        "D" non-voting          1    $   447,178,054      n/a         500,000
              Holdings LLC      Securities Ltd
------------------------------------------------------------------------------------------------------------------------
  10/25/01    Powergen          Powergen US        "E" non-voting          1    $   317,454,671      n/a         333,334
              Holdings LLC      Securities Ltd
------------------------------------------------------------------------------------------------------------------------

^Note: On the merger of the issuer with Powergen US Investments Corp on October 25, 2001, the interest of Powergen US Investments Corp was cancelled.

-Note: This entity was created in July 2001 in connection with the restructuring of the Powergen Intermediate Companies, and was then merged into Powergen US Investments Corp in the restructuring.

*Note: On the merger of the issuer with Powergen US Investments Corp on October 25, 2001, the shares were converted into "B" common stock of PUSIC.

**Note: On the merger of the issuer with Powergen US Investmens Corp on October 25, 2001, the shares were cancelled.

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DEBT ISSUANCES:

------------------------------------------------------------------------------------------------------------------------
                                                                                             Aggregate      Aggregate
  Date of        Issuing         Acquiring         Principal     Interest                    Proceeds       Proceeds
  Issuance       Company          Company           Amount         Rate          Term          (BBP)          (USD)-
------------------------------------------------------------------------------------------------------------------------
10/25/01*     Powergen US    Powergen             $ 3.1 billion     none       on demand                  $  3.1 billion
              Holdings Ltd   Luxembourg
                             Holdings Sarl
------------------------------------------------------------------------------------------------------------------------
08/07/01**    Powergen US    Powergen UK                   Euro     none        5 days'     L95,329,156   $  135,272,073
              Holdings Ltd   Securities             153,682,342                 notice
------------------------------------------------------------------------------------------------------------------------
08/02/01***   Powergen US    Powergen US          $ 150,000,000    LIBOR +     on demand                  $  150,000,000
              Holdings Ltd   Investments Corp                        1.1%
------------------------------------------------------------------------------------------------------------------------

*Note: A daylight facility, repaid on the same date.

**Note: Loan repaid on October 25, 2001 as part of restructuring within the Powergen Group.

***Note: Loan repaid on October 25, 2001 as part of restructuring within the Powergen Group.

-Conversion Rate: 1L=$1.4190.

-------------------

REPORTING REQUIREMENT NO. 6: The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by any LG&E and KU from the system money pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): During the six months ending December 31, 2001, Louisville Gas and Electric Company issued commercial paper totaling $175,000,000. All of the commercial paper issued during the reporting period matured and was repaid during the period

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

-------------------------------------------------------------------------------
       Company           Net Amount On Deposit          Net Amount of Borrowings
-------------------------------------------------------------------------------
LG&E Energy                 $  128,442,593                               --
-------------------------------------------------------------------------------
KU                                      --                   $   47,789,650
-------------------------------------------------------------------------------
LG&E                                    --                   $   64,252,943
-------------------------------------------------------------------------------

* A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

REPORTING REQUIREMENT NO. 7: The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:  None

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-------------------

REPORTING REQUIREMENT NO. 8: The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the Reporting Period.

Response:  None


-------------------

REPORTING REQUIREMENT NO. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of Powergen, LG&E Energy and each first-tier subsidiary of LG&E Energy.

Response:

For Powergen, please see Exhibit A-1 attached hereto.

For the LG&E Energy and its first-tier subsidiaries, please see Exhibit A-2 attached hereto.


-------------------

REPORTING REQUIREMENT NO. 10: Copies of Powergen's filings on Form 20-F and annual reports to shareholders.

Response: Powergen's filing on Form 20-F is not yet available and will be filed when it becomes available.


-------------------

REPORTING REQUIREMENT NO. 11: The amount and terms of any exempt financings consummated during the reporting period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response: Jefferson County, Kentucky issued $10,104,000 of tax-exempt Environmental Facilities Revenue Bonds on September 11, 2001 on behalf of Louisville Gas and Electric Company (LG&E) and loaned the proceeds to LG&E. The bonds are due on September 1, 2027 and bear interest at a variable rate that is reset weekly. The bonds are secured by First Mortgage Bonds issued by LG&E and are also insured with bond insurance provided by AMBAC Assurance Corporation.

-------------------

REPORTING REQUIREMENT NO. 12: The amount and terms of any exempt financings consummated during the Reporting Period by the U.S. Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response: Effective November 1, 2001, LG&E Capital Corp. reset the interest rate (per the terms of the original notes) on its $150 million Medium Term Note due November 1, 2011. The new interest rate is 7.471% and interest is payable semi annually on May 1 and November 1.

In conjunction with the above transaction, LG&E Capital Corp. entered into an interest rate swap agreement with Powergen US Holdings wherein LG&E Capital Corp. pays a floating rate based on LIBOR and receives the 7.471% fixed rate for the full term of the note.


-------------------

REPORTING REQUIREMENT NO. 13: Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: Total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period.

Response:

Powergen's "aggregate investment" in EWGs and FUCOs (as determined in accordance with Rule 53(a)): $1,075 million.

Powergen's average consolidated retained earnings (as determined in accordance with Rule 53(a)): $1,972 million.

Ratio of aggregate investment in EWGs/FUCOS as a percentage of average consolidated retained earnings: 54.5%.

Total Capitalization as of December 31, 2001: $11,023 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 9.8%.

Net Utility Plant as of December 31, 2001: $6,624 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 16.2%.

Total Consolidated Assets as of December 31, 2001: $15,325 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 7.0%.

Market Value of Common Equity as of December 31, 2001: $7,191 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 14.9%.

-------------------

REPORTING REQUIREMENT NO. 14: Market-to-Book Ratio of Powergen's capital stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of Powergen's capital stock as of December 31, 2001: 14:2.

-------------------

REPORTING REQUIREMENT NO. 15: Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to other Powergen subsidiaries.

Response:

Decrease in consolidated retained earnings for Powergen, including LG&E Energy, in the six months ended December 31, 2001:

     Consolidated retained earnings under US GAAP as of December 31, 2001:
     $1,799 million (converted from pound at rate of 1.4554)

     Consolidated retained earnings under US GAAP as of June 30, 2001: $2,027 million (converted from pound at rate of 1.4554 to ensure comparability)

     Decrease in consolidated retained earnings over six months to December 31, 2001: $228 million

Decrease in consolidated retained earnings for EWGs and FUCOs in the six months ended December 31, 2001:

     Retained earnings of EWG / FUCOS under US GAAP as of December 31, 2001:
     $1,953 million (Powergen Group Holdings converted from pound at rate of 1.4554)

     Retained earnings of EWG /FUCOS under US GAAP as of June 30, 2001: $2,277 million (Powergen Group Holdings converted from pound at rate of 1.4554 to ensure comparability)

     Decrease in consolidated retained earnings over six months to December 31, 2001: $324 million

-------------------

REPORTING REQUIREMENT NO. 16: Statement of revenues and net income of each Powergen EWG and FUCO for the twelve months ended as of the end of the Reporting Period.

Response:

Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250 104(b).

-------------------

EXHIBITS

A-1 Capitalization table of Powergen plc at December 31, 2001.

A-2  Capitalization table of LG&E Energy Corp. and its First-Tier Subsidiaries.

     Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9671) to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 27, 2002              POWERGEN PLC

                                    By: /s/ David Jackson
                                       -----------------------------------------
                                        David Jackson
                                        Corporate Secretary and General Counsel

                                   EXHIBIT A-1

                                  POWERGEN PLC

Capitalization at December 31, 2001

--------------------------------------------------------------------------------------
                                    (Thousands Dollars)                  Percentage
--------------------------------------------------------------------------------------
Short-Term Debt                            2,242,771                      20.35%
--------------------------------------------------------------------------------------
Long-Term Debt                             5,200,144                      47.18%
--------------------------------------------------------------------------------------
Preferred Stock                              135,140                       1.23%
--------------------------------------------------------------------------------------
Common Equity*                             3,444,931                      31.25%
--------------------------------------------------------------------------------------
         Total                            11,022,986                     100.00%
--------------------------------------------------------------------------------------

* Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.